Greenfield Robotics Corporation

ANNUAL REPORT

36706 W 39th St S
Cheney, KS 67025
3102611975
https://www.greenfieldincorporated.com/

This Annual Report is dated April 23, 2026.

BUSINESS

Company Overview

Greenfield Robotics Corporation (or the "Issuer") has developed agricultural robots that enable affordable, on-demand farming without chemicals. The Company sells and leases its robots and also provides robotic services, including weed control and micro-spraying of nutrients, with more capabilities on the way. This allows farmers to grow food with reduced or zero chemicals, helping consumers and food companies get access to safe, clean ingredients. The Issuer conducts business in Kansas and the surrounding area, with projects in California and plans to expand across the United States.

Business Plan

Greenfield Robotics addresses a critical problem in modern agriculture: the unsustainable reliance on chemicals. With almost 900 million acres of farmland in the United States alone, the environmental and health implications of current practices are significant. Chemical herbicides are not only costly but also increasingly ineffective, leading to concerns about their impact on human health and the environment. In response to these challenges, Greenfield Robotics has developed an innovative solution: autonomous weed control robots. These robots, equipped with advanced technology, offer farmers a cost-effective and environmentally friendly alternative to chemical herbicides. By autonomously identifying and removing weeds, Greenfield's system reduces and eventually eliminates the need for chemical herbicides in farming. Greenfield Robotics' approach prioritizes sustainability and environmental stewardship. By promoting soil health and reducing reliance on synthetic inputs, the Issuer contributes to the long-term viability of agricultural ecosystems. Moreover, by providing a chemical-free alternative to weed control, Greenfield Robotics helps mitigate health concerns for farmers and consumers alike. The Issuer's strategic partnerships and investor support further validate its potential for positive impact. Backed by investments from industry leaders like Chipotle Mexican Grill and strategic partnerships with organizations like MKC, one of the largest grain farmers' coops, Greenfield Robotics is well-positioned for growth and expansion. In summary, Greenfield Robotics offers a promising solution to the environmental, economic, and health challenges facing modern agriculture. By leveraging innovative technology and a commitment to sustainability, the Issuer aims to revolutionize weed control practices, providing farmers with a viable alternative to chemical herbicides and enabling the production of clean, chemical-free food for consumers.

Products and/or Services

Greenfield Robotics offers a fleet of advanced robots known as BOTONY, which provide essential services to farms of all sizes. These small, autonomous, AI-powered robots operate under a leasing model, making them affordable and accessible for broadacre crop operations. They help reduce farming costs while minimizing reliance on expensive and harmful chemicals, thereby protecting both human health and the environment. Beyond herbicide-free weed control, the robots are also capable of micro-spraying nutrients, with additional functionalities planned for future release.

Customer Base

The primary customer base for Greenfield Robotics is farming operations of all sizes across the US, with a focus on broadacre crops, such as sorghum, sunflowers, soybeans, pinto beans, black beans, corn, and cotton. In coming seasons, Greenfield plans to test its robots on crops such as oats, barley, wheat, rice, as well as specialty crops.

Intellectual Property

Greenfield Robotics holds several intellectual property assets. These include a pending utility patent (Application #17/735,445) is pending in the United States, filed on May 3, 2022, for a Robotic Weed Control Apparatus and Method. A similar utility patent is pending in Brazil (Application #1120230075521, filed on October 20, 2021). A related international PCT utility patent application (PCT/US23/20803) was filed on May 3, 2023. Additionally, the Company has a pending U.S. utility patent (Application #18/266,255, filed on June 8, 2023) for a Robotic Livestock Grazing Apparatus and Method.

Greenfield Robotics also holds registered and pending service marks. The "Greenfield Robotics" mark (Registration #6212302) was registered in the United States on December 1, 2020, following a filing on September 5, 2019. The "BOTONY" service mark (Application #97614155) was filed in the U.S. on September 30, 2022, and is currently pending.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

At present, Greenfield Robotics is not involved in any litigation, nor is there any known or threatened litigation against the Company.

Previous Offerings

Name: Series Seed-3 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,234,062.37
Number of Securities Sold: 887,566
Use of proceeds: General Working Capital
Date: May 15, 2025
Offering exemption relied upon: Regulation CF

Type of security sold: 2023A Convertible Notes
Final amount sold: $5,287,000.00
Use of proceeds: General Working Capital
Date: April 2023 – February 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Warrant to Purchase Shares of Series Seed Preferred Stock
Final amount sold: $450,000.00
Use of proceeds: General Working Capital
Date: November 21, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

RESULT OF OPERATIONS

Revenue

Revenue for fiscal year 2024 was $195,957 compared to $189,467 in fiscal year 2025.

This decrease of roughly $6,490 (or 3%) reflects a shift in revenue composition rather than overall business contraction. Service revenue declined by $39K as legacy consulting engagements completed, but was partially offset by the launch of Bot Service Revenue ($95K in 2025), representing revenue from our first leased robot fleet deployments. Marketing revenue (Canidae partnership) remained stable at ~$107K.

Cost of Sales

Cost of Sales for fiscal year 2024 was $183,144 compared to $181,381 in fiscal year 2025.

The decrease of approximately $1,763 (1%) reflects a reduction in field robot maintenance labor costs and elimination of subcontractor services (PacTech/Rogue), partially offset by higher maintenance labor for expanded fleet operations. Warranty claims remained negligible.

Gross Margins

Gross margins for fiscal year 2024 were $12,813 (6.5%), compared to $8,085 (4.3%) in fiscal year 2025.

Gross margins contracted by $4,728 despite stable COGS, driven by the lower-margin Bot Service Revenue stream (subscription leasing) and a one-time $12K robot discount. This reflects our transition from higher-margin consulting to lower-margin recurring subscription revenue as we scale the leased fleet.

Operating Expenses

Operating expenses for fiscal year 2024 were $2,161,591 compared to $1,948,184 in fiscal year 2025.

The $213,407 decrease (10%) was driven by:
- Consulting & Professional Services: down $230K (52%), as we transitioned from external R&D consulting to in-house development
- Personnel: down $47K (5%), reflecting optimized staffing while maintaining core team
- G&A increases: up $63K (28%), primarily driven by audit/tax/409a costs ($55K) related to fundraising activities and enhanced insurance coverage for the expanded investor base
- R&D: down $20K (6%), with reduced spending on field operations consulting
- Travel & Entertainment, Marketing, and Occupancy all remained controlled

Historical Results and Cash Flows

The Company continues in early revenue stage with accelerating unit economics improvement. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The launch of subscription-based Bot Service Revenue represents a strategic shift toward recurring, predictable cash flows, with the potential for significant improvement as the leased fleet scales.

Historical losses were largely a function of heavy upfront R&D and market development spending; we expect operating leverage to improve substantially as revenue scales across our existing fleet. Past cash was primarily generated through equity fundraising.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $791,981.

Debt

Creditor: Nandan Kalle (CEO)
Outstanding balance: $18,447.00
Interest rate: Variable (9%)
Material terms: Unsecured promissory note. Originally $50,000, due extended to 2026. Expected repayment by March 31, 2026.

Creditor: First Western Finance Equipment
Outstanding balance: $8,350.00
Interest rate: 11.01%
Material terms: Equipment Acceptance & Prefunding Agreement. Secured by equipment. Fixed monthly payments; file UCC lien; repossess upon default; inspect equipment; recover costs; accelerate balance; disclaim warranties; enforce indemnification; assign agreement freely. Final repayment date: January 10, 2026.

Creditor: First Western Finance Equipment

Outstanding balance: $45,743.00

Interest rate: 9.91%

Material terms: Equipment Acceptance & Prefunding Agreement. Secured by equipment. Fixed monthly payments; file UCC lien; repossess upon default; inspect equipment; recover costs; accelerate balance; disclaim warranties; enforce indemnification; assign agreement freely. Final repayment date: May 17, 2026.

Creditor: Delta Juliet Leaseco, LLC (DJL)

Outstanding balance: $630,000.00

Interest rate: 0%

Material terms: Sale-Leaseback Agreement for Robots. Sold 20 robots + tooling to DJL for $689,500. Lease term: 6 years or $693K aggregate payments. Monthly payment: greater of 80% of gross sub-lease revenue or $5,000/month. Annual cap $120K; excess credited to future years. Purchase option at end: $126,000. Secured by robots.

Creditor: Delta Juliet Leaseco, LLC (DJL)

Outstanding balance: $59,500.00

Interest rate: 0%

Material terms: Sale-Leaseback Agreement for Tooling. Tooling leased for 48 months from December 2025 at $1,240/month. Purchase option: $11,900 at end of term. Secured by tooling.

Creditor: Communications Technology Associates

Outstanding balance: $19,560.00

Interest rate: 5%

Material terms: This is a capital lease agreement. Lessor retains ownership, receives fixed payments, charges late fees, enforces insurance, repossesses equipment upon default, recovers costs, and may assign the lease freely. The Issuer has capitalized the lease as a liability on its balance sheet. Final repayment date: July 31, 2026.

Creditor: Communications Technology Associates

Outstanding balance: $15,772.00

Interest rate: 5%

Material terms: This is a capital lease agreement. Lessor retains ownership, receives fixed payments, charges late fees, enforces insurance, repossesses equipment upon default, recovers costs, and may assign lease freely. The Issuer has capitalized the lease as a liability on its balance sheet. Final repayment date: August 31, 2026.

Creditor: StartEngine

Outstanding balance: $139,004.00

Interest rate: TBD

Material terms: Loan Payable / Line of Credit. Originated July 31, 2025. Outstanding balance as of December 31, 2025: $139,004. Terms to be confirmed.

Creditor: The Fillmore Trust (Eric Uhrhane, Trustee)
Outstanding balance: $100,000.00
Interest rate: 40%
Material terms: 1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law. Due date: January 14, 2026.

Creditor: Jim Berridge
Outstanding balance: $50,000.00
Interest rate: 30%
Material terms: 1st seniority; early repayment penalty; late interest at 13% per annum; arbitration clause under Kansas law. Due date: January 29, 2026.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

DIRECTORS AND OFFICERS

Nandan Kalle
Nandan Kalle's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Chairman, COO, CFO, Director
Dates of Service: August 2024 — Present
Responsibilities: Operations, finance, product, fundraising
Other business experience in the past three years:
Employer: Greenfield Robotics
Title: COO/CFO
Dates of Service: August 2019 — August 2024
Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Vladimir Ristanovic
Vladimir Ristanovic's current primary role is with Nikolimax SL. Vladimir Ristanovic currently services approximately 1 - 2 hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: May 2022 — Present

Responsibilities: Vladimir serves on the Board of Directors and represents the interests of Preferred shareholders.

Other business experience in the past three years:

Employer: Nikolimax SL

Title: Owner / Manager

Dates of Service: January 2018 — Present

Responsibilities: Nikolimax SL is an investment entity. Vladimir is a successful entrepreneur who founded a seed company that he sold to Syngenta. Vladimir is currently an active investor in a number of startups, including Greenfield Robotics.

Clint Brauer

Clint Brauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Head of Product/Sales/Marketing

Dates of Service: August 2024 — Present

Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Position: CEO/CoFounder

Dates of Service: August 2017 — August 2024

Responsibilities: strategy, sales/marketing, product, field operations, fundraising

Other business experience in the past three years:

Employer: Har-El Acres

Title: Board Advisor

Dates of Service: January 2020 — Present

Responsibilities: Provide guidance and oversight on strategy and operations for this farming operation.

Employer: MG Honor Farms

Title: Founder

Dates of Service: 2011 — Present

Responsibilities: Owner/operator of this innovative farm in South Central Kansas. Took over this family farm and transitioned it from conventional agriculture to the leading edge of regenerative practices.

Steven Gentner

Steven Gentner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CTO

Dates of Service: July 2023 — Present

Responsibilities: Steven oversees software and the technology direction of the Company.

Other business experience in the past three years:

Employer: Roborealm

Title: Founder

Dates of Service: November 1999 — Present
Responsibilities: Founder and chief engineer, responsible for product strategy, implementation and support.
Employer: Greenfield Robotics
Title: CTO
Dates of Service: April 2019 — August 2021
Responsibilities: Steven oversees software and the technology direction of the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Steven Gentner
Amount and nature of Beneficial ownership: 3,050,000
Percent of class: 9.94%

Title of class: Common Stock
Stockholder Name: Clint Brauer
Amount and nature of Beneficial ownership: 3,040,000
Percent of class: 9.92%

RELATED PARTY TRANSACTIONS

Name of Entity: MG Honor Farms
Names of 20% owners: Connie Brauer Trust (managed by Connie Brauer, mother of Clint Brauer)
Relationship to Company: Related party; trust of the Founder's mother; farm used for field trials and paid for services
Nature / amount of interest in the transaction: Weed cutting and field services totaling $3,940 (2021), $2,905 (2022), $1,000 (2023), $1,550 (2023); LOI for 2024 cover cropping at $20/acre plus seed
Material Terms: All services billed at standard customer rates; payment terms Net 15 to Net 30; cover cropping LOI includes field requirements and payment net 14 days after visible crop stand

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Name of Entity: Connie Brauer Trust
Names of 20% owners: Connie Brauer
Relationship to Company: Trust of Founder's mother; lessor in lease agreements
Nature / amount of interest in the transaction: Shed lease starting at $1,000/month (Jan 2023), increased to $1,250/month (Sept 2023); vehicle lease for 2011 Chevy Silverado at $250/month
Material Terms: Three-year property lease for light manufacturing; lessee responsible for maintenance, utilities, and insurance; vehicle lease includes insurance and repair obligations

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Name of Person: Clinton Brauer
Relationship to Company: Founder and former CEO
Nature / amount of interest in the transaction: Lease of 2006 Toyota Prius for $125/month
Material Terms: 12-month lease effective June 15, 2022; lessee responsible for insurance and maintenance

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Name of Person: Nandan Kalle
Relationship to Company: CEO
Nature / amount of interest in the transaction: Two unsecured loans of $50,000 each (dated Jan 12 and Jan 28, 2025)
Material Terms: 0% interest; due in full Jan 26 and Feb 15, 2025 respectively; no penalties for prepayment; 9% default interest; both notes repaid; interest waived on first loan

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Name of Entity: Nikolimax SL
Names of 20% owners: Vladimir Ristanovic
Relationship to Company: Lender in secured promissory notes
Nature / amount of interest in the transaction: Secured loans of $100,000 (Jan 31, 2025) and $50,000 (Apr 24, 2025)
Material Terms: 0% interest; secured by DealMaker Securities proceeds; due Feb 17 and June 30, 2025; 9% default interest. First note interest waived and repaid in full. Second note converted to bridge loan at 40% annual interest, due 10/23/2025 (listed above)

OUR SECURITIES

The Company has authorized Common Stock, Series First Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and 2023A Convertible Notes.

Common Stock

Authorized: 31,575,040
Outstanding: 12,314,944
Voting Rights: 1 vote per share
Material Rights:
The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

An additional 2,000,000 shares of Common Stock are reserved for issuance under the 2021 Equity Incentive Plan. As of December 31, 2025, options to purchase 1,890,381 shares had been granted under the Plan, of which 110,786 shares remain available for future grant. In addition, a warrant to purchase 100,000 shares of Common Stock at $0.01 per share, expiring December 3, 2035, is outstanding (issued in December 2025 in connection with the Delta Juliet Leaseco sale-leaseback financing).

Series First Preferred Stock

Authorized: 4,194,200
Outstanding: 4,194,200
Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Material Rights:
Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $CP2=CP1* (A+B)+(A+C)$. (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to

such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed Preferred Stock

Authorized: 5,033,676
Outstanding: 4,377,471
Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Material Rights:
Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

The amount outstanding includes 1,372,000 outstanding shares of Series Seed Preferred Stock Warrants.

Series Seed-1 Preferred Stock

Authorized: 925,443
Outstanding: 925,443
Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Material Rights:
Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $CP2=CP1* (A+B)+(A+C)$. (e) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (f) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (g) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (h) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-2 Preferred Stock

Authorized: 428,366
Outstanding: 428,366

Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights:

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: CP2=CP1* (A+B)+(A+C). (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-3 Preferred Stock

Authorized: 1,836,110
Outstanding: 887,566
Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights:

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula:

CP2=CP1* (A+B)+(A+C). (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Series Seed-4 Preferred Stock

Authorized: 3,666,930
Outstanding: 0
Voting Rights: The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please see voting rights of securities sold in this offering below.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Additional Rights and Terms under Shareholder Agreements: Holders of Series Seed-4 Preferred Stock will become parties to the company's Voting Agreement, Investor Rights Agreement (IRA), and Right of First Refusal and Co-Sale Agreement (ROFR/Co-Sale Agreement). These agreements provide for certain rights and terms that apply to this class of stock, including:

Access to Information: Under the IRA, Series Seed-4 stockholders are entitled to receive quarterly and annual financial statements, as well as the company's annual operating plan and budget.

Participation in Future Rounds: The IRA may also include pro rata participation rights, which permit certain stockholders to purchase a proportional share of new equity securities issued in future financings, subject to eligibility criteria and exceptions.

Transfer Conditions: The ROFR/Co-Sale Agreement includes standard provisions that apply to transfers of Series Seed-4 shares. These include a right of first refusal in favor of the company and select stockholders, and, in some cases, the right for investors to participate in certain sales by major stockholders on the same terms ("co-sale" rights).

Voting Agreement: Series Seed-4 stockholders are also party to a Voting Agreement that facilitates certain stockholder approvals and elections. The agreement does not assign any additional board representation or special veto rights to individual investors.

Anti-Dilution Rights: All terms are as defined in the Issuer's Charter. In the event the Issuer shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3 of the Charter), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one- hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A+B)+(A+C)$. (i) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock (j) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (k) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (l) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP, (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP,); and "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

The Issuer may decide to issue more capital stock which may dilute the security issued pursuant to Regulation CF.

Transfer Restrictions per Section 37 of the Company's Amended & Restated Bylaws. Pursuant to Section 37 of the Issuer's Amended and Restated Bylaws no holder of any shares of capital stock of the Issuer may engage in any Prohibited Transaction (as defined below) without the prior written consent of Issuer, upon duly authorized action of its Board of Directors; provided, such consent may be withheld for any or no reason as determined by the Board of Directors. These restrictions also cover derivative arrangements, hedging transactions, changes in control that affect beneficial ownership, and certain types of proxy grants. Before entering into any such transaction, a stockholder must provide written notice to the company outlining the involved parties, the number and class of securities, the consideration offered, and the terms of the transaction. These proposed transfers are then subject to the company's right of first refusal under Section 38 of the Issuer's Amended and Restated Bylaws. Transactions that do not comply with these requirements are void and will not be recognized by the Issuer. Additionally, stock certificates must bear a legend indicating that transfers are subject to these restrictions, as further set forth in the Issuer's Amended and Restated Bylaws. The Issuer may also charge a reasonable fee to cover the legal or administrative costs of reviewing a proposed transfer. Exceptions include Board-approved repurchases and certain exempt transactions as outlined in Section 38(f)(1) of the Issuer's Amended and Restated Bylaws. These transfer restrictions terminate upon the effectiveness of a registration statement filed with the SEC in connection with a public offering.

A "Prohibited Transaction" means any of the following:

(1) any sale, transfer, conveyance, assignment, pledge, hypothecation, loan, other disposal or encumbering of, or any contract to sell, any shares of stock of the corporation or any Interest therein, whether, directly or indirectly, voluntarily or by operation of law, by gift or otherwise (a "Transfer");

(2) any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of stock of the corporation;

(3) any transaction (or series of transactions) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any stock of the corporation, even if any stock of the corporation would be disposed of by someone other than the stockholder (including as a result of any change of control of such stockholder or any transfer or assignment of any shares of stock of such stockholder, or of any direct or indirect legal or beneficial right or interest in such stockholder);

(4) any transaction (or series of transactions) involving any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any security of the corporation or with respect to any security that includes, relates to, or derives any significant part of its value from any stock of the

corporation, or any other action otherwise reducing risk related to ownership of such stock including without limitation through hedging, forward contracts or other derivative instruments; or

(5) any grant of any proxy with respect to shares of the corporation other than (i) the granting of a revocable proxy to (x) officers or directors of the corporation at the request of the Board of Directors or (y) any other person with specific direction to vote such shares as directed by the holder of such shares, without discretion, or (ii) pursuant to an agreement (including, without limitation, a voting agreement) to which the corporation is party and which has been approved by the Board of Directors.

"Interest" means any legal or beneficial right or interest in the stock of the corporation, including without limitation rights to vote (including depositing any shares of stock into a voting trust) or to receive or participate in dividends or other income with respect thereto.

For further information on the rights associated with this class of securities, please see the Issuer's Certificate Of Amendment Of Amended and Restated Certificate of Incorporation, Voting Agreement, Investor Rights Agreement, and Right of First Refusal and Co-Sale Agreement, as amended, attached ot the Offering Circular as Exhibit F.

2023A Convertible Notes

Amount Outstanding: $6,039,399.10
Conversion Type: Equity Securities
Conversion Trigger: Conversion Upon a Qualified Financing: In the event that the Issuer issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than $2,500,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of the Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $30,000,000 by the number of outstanding shares of Common Stock of the Issuer immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Issuer issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Change of Control: payment of 100% of outstanding principal plus any unpaid accrued interest
Valuation Cap: $30,000,000.00
Discount Rate: 20
Interest Rate: 9

Material Rights: None

What it means to be a minority holder

As a minority holder of Series Seed-4 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies,

political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.
In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people, other than Clint Brauer.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals, other than Clint Brauer, in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence, other than for Clint Brauer. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Adverse weather and other farming conditions, including as a result of climate change, may adversely affect the availability, quality and price of our products and services, as well as our operations and operating results.

Severe adverse weather conditions, such as severe storms, may also result in extended business interruption and other loss and damage to our business. Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations. These effects could be material to our results of operations, liquidity or capital resources.

We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future. Our business could be adversely affected if we fail to effectively manage our future growth.

We believe we will continue to incur net losses for the foreseeable future as we continue to invest in world-class technology to increase production and commercial sales of our products. We recently began our third growing season. There is no guarantee when, if ever, we will become profitable. We expect to expend substantial resources as we:

●identify and invest in future growth opportunities, including the development of new product lines;

●invest in sales and marketing efforts to increase brand awareness, engage customers and drive sales of our products; and

●invest in product innovation and development.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan and vision, respond to competitive pressures, take advantage of market opportunities or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

Any damage to or problems with our robots could severely impact our operations and financial condition. Any damage to or problems with our robots we build or use in the future, including defective construction, repairs, or maintenance could have an adverse impact on our operations and business. Our operations may be adversely affected by severe weather including tornados, lightning strikes, wind, snow, hail and rain. The impact of a severe weather event or natural disaster could result in significant losses and seriously disrupt our entire business. We may continue to experience unexpected delays in building our robots for a variety of reasons, including limited financings. If we experience significant unexpected delays in construction, we may have to limit or miss out on an entire growing season depending on the timing and extent of the delays, which could harm our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition. Real or perceived quality or environmental concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving our products, could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results. If farmers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of farmers in the quality and safety of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may harm our brand, reputation and operating results.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity estimates and growth forecasts, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by these market opportunity estimates will purchase our products at all or generate any particular level of net sales for us. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our product and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecast, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth should not be taken as indicative of our future net sales or growth prospects.

Our business plan includes the use of Angel Investor Tax Credits pursuant to the Kansas Angel Investor Tax Credit Act and there is no guarantee that our projects will qualify for these credits or that government funding will be available in the future.

Our business plan depends in part on state and local government policies and incentives that support the development, financing, ownership, and operation of our business and opportunities in the State of Kansas.

These policies and incentives include the Angel Investor Tax Credit pursuant to the Kansas Angel Investor Tax Credit Act and similar programs. If these policies and incentives are changed or eliminated, or we are unable to use them, or our current participation and tax credit qualification is revoked, it could result in a material adverse impact on our business prospects, financial condition, results of operations and cash flows, including the repayment of any tax credit issued with respect of the Issuer.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.
Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.
At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.
The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.
The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Investors will grant a proxy authority to act on their behalf.

In connection with investing in this Offering to purchase the Securities, Investors will designate the Proxy (as defined above) to act as proxy on behalf of Investors in respect to instructions related to the Securities. The Proxy will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities and to execute on behalf of an investor any consents, approvals and waivers. Thus, by participating in the Offering, Investors will grant broad discretion to the Proxy to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Proxy and grant broad authority to the Lead to take certain actions on behalf of the Investor.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Pursuant to Rule 501 securities sold may not be transferred during the one-year period beginning when the securities were issued in the Offering, unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Securities and Exchange Commission; and (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family or the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.   It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment. Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21st, 2026.

Greenfield Robotics Corporation

By /s/ *Nandan Kalle*

Title: CEO, Director and Chairman

By /s/ *Nandan Kalle*

Name: Nandan Kalle
Title: CEO, Director and Chairman

By /s/ *Nandan Kalle*

Name: Nandan Kalle
Title: CFO

By /s/ *Vladimir Ristanovic*

Name: Vladimir Ristanovic
Title: Preferred Director

Exhibit A
FINANCIAL STATEMENTS



GREENFIELD CHEM FREE

Balance Sheet (USD) - Unaudited

	Q4 '21 Dec-21	Q1 '22 Mar-22	Q2 '22 Jun-22	Q3 '22 Sep-22	Q4 '22 Dec-22	Q1 '23 Mar-23	Q2 '23 Jun-23	Q3 '23 Sep-23	Q4 '23 Dec-23
Assets:									
Cash & Cash Equivalents	$ 690,410	$ 433,391	$ 3,409,092	$ 2,437,702	$ 1,381,372	$ 136,538	$ 103,447	$ 1,610,059	$ 784,965
Accounts Receivable	5,090	-	1,400	23,698	42,953	58,933	4,625	57,110	33,601
Supplies	24,395	90,720	0	0	210,111	245,719	39,053	53,848	55,864
Prepaids & Other Current Assets	-	-	18,668	36,875	15,286	23,250	44,851	20,516	78,061
Total Current Assets	719,895	524,111	3,429,160	2,498,275	1,649,723	464,439	191,977	1,741,532	952,492
Fixed Assets, net	143,427	150,550	655,804	673,799	616,102	680,270	959,218	959,076	914,936
Deposits & Other Assets	8,392	8,392	6,760	6,620	-	-	-	72,621	74,192
Total Assets	**$ 871,715**	**$ 683,053**	**$ 4,091,724**	**$ 3,178,695**	**$ 2,265,825**	**$ 1,144,710**	**$ 1,151,195**	**$ 2,773,230**	**$ 1,941,620**
Liabilities:									
Accounts Payable	$ -	$ -	$ 159,050	$ 86,495	$ 209,348	$ 106,808	$ 195,211	$ 80,744	$ 82,725
Accrued Expenses	-	22,124	74,506	94,939	28,156	65,572	23,200	85,452	197,235
Deferred Revenue	-	-	-	-	-	41,667	16,667	-	16,667
Total Current Liabilities	-	22,124	233,556	181,434	237,504	214,047	235,077	166,196	296,627
Long-Term Liabilities	893,000	1,141,634	110,435	102,820	95,177	-	839,785	3,600,147	3,609,806
Total Liabilities	**$ 893,000**	**$ 1,163,759**	**$ 343,991**	**$ 284,254**	**$ 332,682**	**$ 214,047**	**$ 1,074,862**	**$ 3,766,343**	**$ 3,906,433**
Equity:									
Paid in Capital	3,674,903	3,774,903	8,606,181	8,709,471	8,716,170	8,716,170	8,716,170	8,718,704	8,718,704
Retained Earnings	(1,282,649)	(3,696,188)	(3,696,188)	(3,696,188)	(3,696,188)	(6,783,027)	(6,783,027)	(6,783,027)	(6,783,027)
Net Income	(2,413,540)	(559,420)	(1,162,260)	(2,118,841)	(3,086,839)	(1,002,480)	(1,856,810)	(2,928,790)	(3,900,489)
Total Equity	**$ (21,285)**	**$ (480,705)**	**$ 3,747,733**	**$ 2,894,441**	**$ 1,933,143**	**$ 930,663**	**$ 76,333**	**$ (993,114)**	**$ (1,964,813)**
Total Liabilities & Equity	**$ 871,715**	**$ 683,053**	**$ 4,091,724**	**$ 3,178,695**	**$ 2,265,825**	**$ 1,144,710**	**$ 1,151,195**	**$ 2,773,230**	**$ 1,941,620**
	0	-	(0)	(0)	(0)	(0)	(0)	(0)	(0)

	Jan-24	Feb-24	Q1 '24 Mar-24	Q2 '24 Jun-24	Q3 '24 Sep-24	Q4 '24 Dec-24	Jan-25	Feb-25
Assets:								
Cash & Cash Equivalents	$ 539,076	$ 364,887	$ 270,703	$ 10,037	$ 71,928	$ 58,532	$ 36,104	$ 133,361
Accounts Receivable	13,400	8,300	50,000	8,540	49,263	4,572	1,345	51,120
Supplies	55,864	94,548	113,924	94,462	93,223	59,549	60,413	76,382
Prepaids & Other Current Assets	82,427	74,563	79,297	115,640	247,676	384,931	462,575	629,034
Total Current Assets	690,768	542,299	513,924	228,678	462,090	507,584	560,437	889,897
Fixed Assets, net	901,591	871,831	848,870	868,086	760,703	693,641	654,029	614,418
Deposits & Other Assets	71,917	69,638	67,355	63,831	56,390	54,963	52,336	49,704
Total Assets	**$ 1,664,276**	**$ 1,483,768**	**$ 1,430,149**	**$ 1,160,595**	**$ 1,279,183**	**$ 1,256,187**	**$ 1,266,803**	**$ 1,554,019**
Liabilities:								
Accounts Payable	$ 113,257	$ 140,864	$ 142,021	$ 155,962	$ 229,865	$ 226,701	$ 257,045	$ 230,083
Accrued Expenses	205,644	198,851	185,431	173,659	199,625	589,929	632,111	670,049
Deferred Revenue	8,333	-	41,667	14,352	41,667	16,442	8,333	50,000
Total Current Liabilities	327,235	339,714	369,119	343,973	471,157	833,072	897,490	950,131
Long-Term Liabilities	3,647,266	3,797,225	4,076,795	4,568,705	5,217,306	5,434,414	5,585,410	6,016,279
Total Liabilities	**$ 3,974,501**	**$ 4,136,939**	**$ 4,445,913**	**$ 4,912,678**	**$ 5,688,463**	**$ 6,267,486**	**$ 6,482,900**	**$ 6,966,411**
Equity:								
Paid in Capital	8,718,704	8,718,704	8,718,704	8,718,764	8,718,764	8,718,764	8,718,764	8,718,764
Retained Earnings	(10,683,516)	(10,683,516)	(10,683,516)	(10,683,516)	(10,683,516)	(10,683,516)	(13,730,062)	(13,730,062)
Net Income	(345,413)	(688,359)	(1,050,952)	(1,787,330)	(2,444,527)	(3,046,546)	(204,799)	(401,093)
Total Equity	**$ (2,310,225)**	**$ (2,653,172)**	**$ (3,015,765)**	**$ (3,752,082)**	**$ (4,409,280)**	**$ (5,011,299)**	**$ (5,216,098)**	**$ (5,412,392)**
Total Liabilities & Equity	**$ 1,664,276**	**$ 1,483,768**	**$ 1,430,149**	**$ 1,160,595**	**$ 1,279,183**	**$ 1,256,187**	**$ 1,266,803**	**$ 1,554,019**
	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)

	Q1 '25 Mar-25	Apr-25	May-25	Q2 '25 Jun-25	Jul-25	Aug-25	Q3 '25 Sep-25	Oct-25	Nov-25	Q4 '25 Dec-25
Assets:										
Cash & Cash Equivalents	$ 116,479	$ 151,227	$ 143,848	$ 275,900	$ 124,396	$ 202,193	$ 172,372	$ 136,078	$ 183,991	$ 791,981
Accounts Receivable	51,320	300	40,613	37,659	43,575	143,748	451,918	592,927	278,202	137,800
Supplies	80,466	90,753	93,987	79,847	87,802	90,076	84,839	91,542	92,850	60,746
Prepaids & Other Current Assets	709,184	866,695	941,612	975,189	987,650	275,231	595,836	814,597	1,142,835	1,775,612
Total Current Assets	957,449	1,108,975	1,220,060	1,368,595	1,243,423	711,248	1,304,964	1,635,143	1,697,878	2,766,139
Fixed Assets, net	574,807	535,358	496,133	472,285	445,172	415,392	385,611	362,803	336,159	321,698
Deposits & Other Assets	47,067	44,425	40,414	39,127	36,470	33,808	31,141	28,469	25,791	23,109
Total Assets	**$ 1,579,323**	**$ 1,688,759**	**$ 1,756,607**	**$ 1,880,007**	**$ 1,725,065**	**$ 1,160,447**	**$ 1,721,715**	**$ 2,026,414**	**$ 2,059,828**	**$ 3,110,945**
Liabilities:										
Accounts Payable	$ 295,919	$ 391,218	$ 280,362	$ 257,530	$ 226,055	$ 247,142	$ 150,482	$ 143,656	$ 149,248	$ 117,639
Accrued Expenses	717,234	771,847	805,014	889,425	939,603	1,053,962	1,138,297	1,124,332	1,273,972	1,220,099
Deferred Revenue	41,667	33,333	51,444	37,375	44,806	135,866	569,500	853,690	802,080	872,145
Total Current Liabilities	1,054,820	1,196,399	1,136,820	1,184,330	1,210,464	1,436,971	1,858,279	2,121,677	2,225,300	2,209,883
Long-Term Liabilities	6,157,685	6,373,846	6,683,268	7,012,113	7,092,298	6,150,064	6,534,738	6,879,492	7,059,038	8,408,866
Total Liabilities	**$ 7,212,505**	**$ 7,570,245**	**$ 7,820,088**	**$ 8,196,443**	**$ 8,302,762**	**$ 7,587,035**	**$ 8,393,017**	**$ 9,001,169**	**$ 9,284,339**	**$ 10,618,749**
Equity:										
Paid in Capital	8,718,764	8,718,764	8,718,764	8,718,764	8,718,764	9,103,441	9,103,441	9,103,441	9,103,441	9,122,953
Retained Earnings	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)	(13,730,062)
Net Income	(621,883)	(870,188)	(1,052,183)	(1,305,137)	(1,566,398)	(1,799,967)	(2,044,681)	(2,348,134)	(2,597,890)	(2,900,695)
Total Equity	**$ (5,633,182)**	**$ (5,881,487)**	**$ (6,063,482)**	**$ (6,316,436)**	**$ (6,577,696)**	**$ (6,426,588)**	**$ (6,671,302)**	**$ (6,974,755)**	**$ (7,224,511)**	**$ (7,507,804)**
Total Liabilities & Equity	**$ 1,579,323**	**$ 1,688,759**	**$ 1,756,607**	**$ 1,880,007**	**$ 1,725,065**	**$ 1,160,447**	**$ 1,721,715**	**$ 2,026,414**	**$ 2,059,828**	**$ 3,110,945**
	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)	(0)



GREENFIELD CHEM FREE

INCOME STATEMENT (USD) - Unaudited

	2021	2022	2023	2024	Jan-25	Feb-25	Mar-25	Apr-25	May-25	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025
Operational P&L:																					
Total Bookings	$ 5,090	$ 48,698	$ 165,443	$ 195,732	$ 225	$ 50,000	$ (400)	$ (0)	$ 74,338	$ 17,242	$ 35,716	$ 123,073	$ 440,051	$ 284,950	$ (50,850)	$ 70,825	$ 49,825	$ 91,580	$ 598,840	$ 304,925	$ 1,045,170
Revenue:																					
Service Revenue	$ 5,090	$ 15,365	$ 48,776	$ 38,887	-	-	(400)	-	7,769	22,978	19,952	23,679	6,417	760	760	760	(400)	30,747	50,048	2,280	$ 82,676
Consulting Revenue				$ 57,070	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	$ -
Marketing Revenue	$ -	33,333	100,000	100,000	8,333	8,333	8,333	8,333	48,458	8,333	8,333	8,333	-	-	-	-	25,000	65,124	16,667	-	106,791
Total Revenue	$ 5,090	$ 48,698	$ 148,776	$ 195,957	$ 8,333	$ 8,333	$ 7,933	$ 8,333	$ 56,226	$ 31,312	$ 28,286	$ 32,012	$ 6,417	$ 760	$ 760	$ 760	$ 24,600	$ 95,871	$ 66,715	$ 2,280	$ 189,467
Cost of Goods Sold	114,583	62,945	242,956	183,144	-	-	-	-	-	-	-	-	-	-	-	181,381	-	-	-	181,381	181,381
Gross Margin	$ (109,493)	$ (14,247)	$ (94,180)	$ 12,813	$ 8,333	$ 8,333	$ 7,933	$ 8,333	$ 56,226	$ 31,312	$ 28,286	$ 32,012	$ 6,417	$ 760	$ 760	$ (180,621)	$ 24,600	$ 95,871	$ 66,715	$ (179,101)	$ 8,085
Total Gross Margin %	*-2151%*	*-29%*	*-63%*	*7%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	*-23766%*	*100%*	*100%*	*100%*	*-7855%*	*4%*
Operational Spending:																					
Payroll & Related	825,352	1,208,261	1,561,640	978,700	84,376	75,229	74,912	82,796	85,586	96,096	105,837	91,645	102,849	106,018	91,182	(64,548)	234,517	264,479	300,331	132,652	931,978
Consulting & Outside Services	224,592	1,178,059	928,694	441,636	11,472	10,947	8,272	9,334	9,247	15,577	19,531	18,224	11,486	29,987	34,315	33,179	30,690	34,158	49,240	97,480	211,569
Travel & Entertainment	31,838	65,858	99,005	74,135	1,193	2,442	7,391	3,154	4,623	9,408	12,690	11,819	3,692	12,101	3,134	3,748	11,025	17,186	28,201	18,984	75,396
Research & Development	115,879	213,037	259,623	338,386	15,750	12,809	21,077	29,725	29,461	39,872	22,927	27,696	20,978	21,575	12,751	64,191	49,635	99,059	71,601	98,517	318,812
Sales & Marketing	4,222	17,874	2,135	14,038	4,117	68	707	117	126	1,064	1,221	1,073	1,526	2,037	2,628	479	4,892	1,307	3,820	5,145	15,164
General & Administrative	181,939	208,777	203,234	224,546	11,511	19,000	26,182	31,465	26,823	37,089	27,835	19,786	12,265	39,061	16,149	20,531	56,693	95,377	59,886	75,740	287,697
Facilities & Office	40,329	79,250	177,700	90,148	4,999	6,564	7,847	10,918	5,773	11,435	12,526	8,964	13,550	8,059	9,642	7,293	19,410	28,126	35,040	24,994	107,570
Total Operating Expenses	$ 1,424,150	$ 2,971,117	$ 3,232,029	$ 2,161,591	$ 133,416	$ 127,058	$ 146,388	$ 167,510	$ 161,640	$ 210,542	$ 202,569	$ 179,206	$ 166,345	$ 218,837	$ 169,801	$ 64,874	$ 406,862	$ 539,691	$ 548,120	$ 453,511	$ 1,948,184
Net Operating Income (Loss)	$ (1,533,643)	$ (2,985,364)	$ (3,326,209)	$ (2,148,778)	$ (125,082)	$ (118,725)	$ (138,455)	$ (159,176)	$ (105,413)	$ (179,230)	$ (174,283)	$ (147,194)	$ (159,928)	$ (218,077)	$ (169,041)	$ (245,495)	$ (382,262)	$ (443,820)	$ (481,405)	$ (632,613)	$ (1,940,099)
Net Other Income (Expense)	(879,897)	(101,475)	(574,280)	(897,768)	(79,717)	(77,570)	(82,335)	(89,129)	(76,582)	(73,724)	(86,977)	(86,375)	(84,786)	(85,376)	(80,715)	(57,310)	(239,622)	(239,434)	(258,139)	(223,402)	(960,596)
Net Income (Loss)	$ (2,413,540)	$ (3,086,839)	$ (3,900,489)	$ (3,046,546)	$ (204,799)	$ (196,294)	$ (220,790)	$ (248,305)	$ (181,995)	$ (252,954)	$ (261,260)	$ (233,569)	$ (244,714)	$ (303,453)	$ (249,756)	$ (302,805)	$ (621,883)	$ (683,254)	$ (739,543)	$ (856,014)	$ (2,900,695)



CASH FLOW STATEMENT (USD) - Unaudited

Statement of Cash Flows	2021	2022	2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024	2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025
Operating Activities													
Net Income (Loss)	**$ (2,413,540)**	**$ (3,086,839)**	**$ (3,900,489)**	**$ (1,050,952)**	**$ (736,378)**	**$ (657,197)**	**$ (602,019)**	**$ (3,046,546)**	**$ (621,883)**	**$ (683,254)**	**$ (739,543)**	**$ (856,014)**	**$ (2,900,695)**
Depreciation	24,959	143,686	290,723	99,760	102,517	104,052	149,999	456,328	123,314	113,336	94,252	93,822	424,724
Non-Cash Interest Expense	908,260	-	161,420	-	-	-	-	-	-	-	-	-	-
Change in Assets & Liabilities						-	-				-	-	
Accounts Receivable	(5,090)	(37,863)	9,352	(16,399)	41,460	(40,723)	44,690	29,029	(46,748)	13,661	(414,258)	314,118	(133,228)
Supplies	(24,395)	(185,716)	154,247	(58,060)	19,462	1,238	33,674	(3,685)	(20,917)	618	(4,991)	24,093	(1,197)
Prepaids & Other Current Assets	-	(15,286)	(62,775)	(1,236)	(36,343)	(132,036)	(137,255)	(306,870)	(324,253)	(266,005)	379,353	(1,179,776)	(1,390,681)
Other Assets	-	8,392	(74,192)	6,838	3,523	7,441	1,427	19,229	7,896	7,940	7,986	8,032	31,854
Accounts Payable	-	209,348	(126,623)	59,297	13,940	73,903	(3,164)	143,976	69,219	(38,389)	(107,048)	(32,843)	(109,062)
Accrued Expenses	-	28,156	169,079	(11,805)	(11,772)	25,967	390,304	392,694	127,305	172,191	248,873	81,802	630,170
Deferred Revenue	-	-	16,667	25,000	(27,315)	27,315	(25,225)	(225)	25,225	(4,292)	532,125	302,645	855,703
Long-Term Liabilities	(45,600)	77,177	(47,372)	(669)	3,598	(1,535)	208,460	209,855	530,703	480,640	(522,484)	1,538,570	2,027,429
Total Changes in Assets and Liabilities	(75,085)	84,208	38,383	2,967	6,554	(38,430)	512,913	484,003	368,430	366,364	119,555	1,056,640	1,910,990
Net Cash Used in Operating Activities	**$ (1,555,406)**	**$ (2,858,945)**	**$ (3,571,383)**	**$ (948,225)**	**$ (627,306)**	**$ (591,575)**	**$ 60,892**	**$ (2,106,215)**	**$ (130,140)**	**$ (203,554)**	**$ (525,737)**	**$ 294,449**	**$ (564,981)**
Investing Activities													
Purchase of Property & Equipment	(89,313)	(616,360)	(589,558)	(33,694)	(121,733)	3,330	(82,936)	(235,033)	(4,480)	(10,814)	(7,578)	(29,909)	(52,781)
Deposits	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Used in Investing Activities	**$ (89,313)**	**$ (616,360)**	**$ (589,558)**	**$ (33,694)**	**$ (121,733)**	**$ 3,330**	**$ (82,936)**	**$ (235,033)**	**$ (4,480)**	**$ (10,814)**	**$ (7,578)**	**$ (29,909)**	**$ (52,781)**
Financing Activities													
Proceeds (Conversion) of Notes	(565,071)	(875,000)	3,562,000	458,038	443,839	657,219	15,904	1,575,000	150,000	-	-	-	150,000
Proceeds (Repayments) of Loans	(45,600)	77,177	-	9,619	44,474	(7,083)	(7,256)	39,754	42,567	373,788	45,109	355,070	816,535
Paid in Capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from Issuance of Common Stock	33	(0)	2,533	-	60	-	-	60	-	-	-	-	-
Proceeds from Issuance of Preferred Stock	2,766,520	5,187,040	-	-	-	-	-	-	-	-	384,677	-	384,677
Cost of Issuance of Preferred Stock	-	(145,773)	-	-	-	-	-	-	-	-	-	-	-
Total Paid in Capital	2,766,553	5,041,267	2,533	-	60	-	-	60	-	-	384,677	-	384,677
Net Cash Provided by (Used in) Financing Activities	**$ 2,201,483**	**$ 4,166,267**	**$ 3,564,533**	**$ 467,657**	**$ 488,372**	**$ 650,136**	**$ 8,648**	**$ 1,614,814**	**$ 192,567**	**$ 373,788**	**$ 429,787**	**$ 355,070**	**$ 1,351,212**
Net Increase (Decrease) in Cash & Cash Equivalents	**$ 556,763**	**$ 690,963**	**$ (596,407)**	**$ (514,262)**	**$ (260,667)**	**$ 61,891**	**$ (13,396)**	**$ (726,434)**	**$ 57,948**	**$ 159,421**	**$ (103,528)**	**$ 619,609**	**$ 733,450**
Beginning Cash & Cash Equivalents	133,647	690,410	1,381,372	784,965	270,703	10,037	71,928	784,965	58,532	116,479	275,900	172,372	58,532
Ending Cash & Cash Equivalents	**$ 690,410**	**$ 1,381,372**	**$ 784,965**	**$ 270,703**	**$ 10,037**	**$ 71,928**	**$ 58,532**	**$ 58,532**	**$ 116,479**	**$ 275,900**	**$ 172,372**	**$ 791,981**	**$ 791,981**
	(0)												

GREENFIELD ROBOTICS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2025 and 2024

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit	Source / Notes
	Shares	Amount	Shares	Amount				
Balance at January 1, 2024	**8,553,480**	**$87**	**12,314,444**	**$123**	**$8,718,494**	**($10,683,516)**	**($1,964,812)**	Mongio audit, pp. 7–8 (Statement of Changes in Stockholders' Equity). Pref shares: sum of 4 audited series (First 4,194,200 + Seed 3,005,471 + Seed-1 925,443 + Seed-2 428,366). Pref amt $87: First $42 + Seed $32 + Seed-1 $9 + Seed-2 $4 per audit. Common 12,314,444 shares / $123 par, APIC $8,718,494, Deficit ($10,683,516): all per audit p. 8.
Common stock issued upon option exercise			500		$60		$60	Mongio audit, p. 8 (Statement of Changes in Stockholders' Equity). 500 options exercised at $0.12/share; $0 to common par (par × 500 shares = $0.005, rounds to nil); $60 to APIC. Also confirmed: Note 6 of audit ('In 2024, a total of 500 stock options were exercised at $0.12/share totaling $60').
Net loss						($3,046,546)	($3,046,546)	Mongio audit, p. 5 (Statement of Operations): Net Loss for year ended Dec 31, 2024 = ($3,046,546). Also confirmed in QBO Historical P&L 2023–2025 (QBO).md.
Balance at December 31, 2024	**8,553,480**	**$87**	**12,314,944**	**$123**	**$8,718,554**	**($13,730,062)**	**($5,011,298)**	Mongio audit, p. 8 (Statement of Changes in Stockholders' Equity) — directly audited closing balance. Pref $87 = unchanged from opening (no preferred activity in 2024). Computed total ($5,011,298) ties exactly to audited balance sheet (p. 4).
Issuance of Series Seed-3 Preferred Stock	887,566	$9			$1,202,954		$1,202,963	Shares: Pulley cap table export 04/09/2026 (_claude_ichabod/Cap Table Reference - April 9 2026.md); GR Crowdfunding Vehicle SPV, 887,566 Series Seed-3 shares. Total proceeds $1,202,963: QBO balance sheet 2025, account 3905 Preferred Stock - Series Seed-3. Par $9: 887,566 × $0.00001 = $8.876, rounded to $9 (consistent with audit's $0.00001 par treatment). APIC $1,202,954: Total proceeds $1,202,963 minus par $9.
Issuance of common stock warrants					$19,512		$19,512	QBO balance sheet 2025 (_claude_ichabod/Historical Balance Sheet 2023-2025 (QBO).md), account 3803 Common Stock - Warrants (DJL): $19,512. Warrant: 100,000 common shares at $0.01 exercise, granted 2025-12-03 to Delta Juliet Leaseco LLC (sale/leaseback financing arrangement). Per Cap Table Reference - April 9 2026.md, Warrant-4. Mongio audit (p. 13) notes DJL warrant not yet issued at Dec 31, 2024 — 2025 event only.
Offering and issuance costs					($818,286)		($818,286)	Calculated from QBO equity section (Historical Balance Sheet 2023-2025 (QBO).md). Account 3960 APIC-Preferred: $2,624,751 (2024) → $1,806,465 (2025) = change of ($818,286). This represents net offering/issuance costs booked against APIC in 2025 (primarily StartEngine platform fees, broker-dealer fees, and related offering costs incurred for Seed-3 and Seed-4 raises). Not independently audited — 2025 is pre-audit.
Net loss						($2,900,695)	($2,900,695)	QBO Historical P&L 2023–2025 (QBO).md: Net Income (Loss) 2025 = ($2,900,695). Pre-audit (2025 audit in progress as of April 2026). Subject to audit adjustment.
Balance at December 31, 2025	**9,441,046**	**$96**	**12,314,944**	**$123**	**$9,122,734**	**($16,630,757)**	**($7,507,804)**	Computed from prior rows; all formulas in this workbook. Pref $96 = $87 (Dec 31, 2024) + $9 (Seed-3). Common $123 unchanged. APIC $9,122,734 = $8,718,554 + $1,202,954 + $19,512 − $818,286. Deficit ($16,630,757) = ($13,730,062) + ($2,900,695). Total ($7,507,804) ties to QBO balance sheet Dec 31, 2025. Pre-audit.

NOTE 1 – NATURE OF OPERATIONS

Greenfield Robotics Corporation was formed on December 29, 2017 ("Inception") in the State of Delaware.   The financial statements of Greenfield Robotics Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cheney, Kansas.

Greenfield Robotics Corporation designs, manufactures, and deploys autonomous agricultural robots (branded "BOTONY™") that navigate crop rows to eliminate weeds and deliver nutrients, without the use of chemical herbicides. The Company's robots enable farmers to grow food with reduced or zero chemical inputs, promoting soil health and providing consumers with clean, safe ingredients. The Company sells and leases its robots to row-crop farmers across the United States and generates revenue from product sales, service agreements, marketing arrangements, and consulting services. The Company's primary competitive advantage is its purpose-built autonomous robotic platform capable of operating at commercial scale as a cost-effective alternative to herbicide programs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the estimated useful lives of the assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense was $414,846 and $449,667 for the years ended December 31, 2025 and 2024, respectively.

Accounts Receivable

Trade receivables are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists primarily of raw materials and work-in-process. The Company performs annual physical inventory counts and values its inventory using the first-in, first-out (FIFO) method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,

Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company applies the following five-step model: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue as (or when) each performance obligation is satisfied.

The Company generates service revenue from the use of its autonomous agricultural robots. For the year ended December 31, 2024, service revenue was recognized on a per-acre basis as robots completed coverage of contracted acreage under robots-as-a-service agreements. Beginning with the 2025 growing season, the Company transitioned to a seasonal lease model; under this model, service revenue is recognized on a pro rata basis over the period during which the customer has possession of the equipment.

During the years ended December 31, 2024 and 2025, the Company generated revenue from a co-marketing arrangement, which was recognized over the collaboration period as performance obligations were satisfied. The co-marketing arrangement concluded in September 2025, and no further revenue from this arrangement is anticipated.

During the year ended December 31, 2024, the Company generated consulting revenue from a project to develop and deploy agricultural robots that measure plant nutrients across large fields. Revenue was recognized over time as the Company satisfied its performance obligations, based on the hours worked by employees and contractors each month. Billable expense income consisting of reimbursable costs was recognized in the same period as the related service revenue. The consulting engagement concluded in 2024, and no further consulting revenue is anticipated. The Company records cash received from customers in advance of revenue recognition as deferred revenue on the balance sheet. As of December 31, 2025 and 2024, deferred revenue totaled approximately $872,145 and $16,442, respectively, primarily related to prepayments received for future growing seasons.

Concentration of Revenue

For the year ended December 31, 2025, one customer accounted for approximately 56% of total revenue. Subsequent to December 31, 2025, the Company has entered into signed lease and service agreements for the 2026 growing season with more than 30 customers, with aggregate contracted commitments exceeding $1 million, representing a meaningful diversification of the Company's customer base.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, depending on the specific terms of the warrant agreement. The Company's outstanding warrants do not contain cash settlement provisions or down-round protection and are therefore classified as equity.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Kansas and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

A deferred tax asset arising from the Company's net operating loss (NOL) carryforwards has not been recognized due to uncertainty regarding the future taxable income required to utilize the NOL. As of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $12,175,000 and research and development credit carryforwards of approximately $108,185. Under the Tax Cuts and Jobs Act, net operating losses arising in tax years beginning after December 31, 2017 may be carried forward indefinitely, subject to an 80% taxable-income limitation. The NOL carryforward is expected to increase by the 2025 taxable loss, the amount of which will be finalized upon completion of the 2025 federal income tax return.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Going Concern Consideration

The Company has incurred recurring net losses since inception and, as of December 31, 2025, has an accumulated deficit of approximately $16,630,757 and a stockholders' deficit of approximately $7,507,804. Historically, the Company has funded operations through a combination of equity and debt financing. Management has evaluated the Company's ability to continue as a going concern for at least twelve months from the date of issuance of these financial statements and considered the following factors: (i) the completion subsequent to year-end of the Company's Regulation CF crowdfunding offering, raising gross proceeds of approximately $3.74 million; (ii) the December 2025 sale/leaseback financing arrangement with Delta Juliet Leaseco, LLC, providing $689,500 in proceeds; (iii) signed lease and service agreements for the 2026 growing season with more than 30 customers, with aggregate contracted commitments exceeding $1 million; (iv) management's ongoing fundraising activities, including both equity and debt financing initiatives; and (v) management's ability to adjust operating expenses in response to available liquidity. Based on these factors, management believes the Company has sufficient resources to meet its obligations for at least the next twelve months. The Company's 2025 audit is in process, and the auditor's separate evaluation of going concern is expected to be reflected in the auditor's report upon completion.

NOTE 3 – DEBT

Convertible Notes. As of December 31, 2025 and 2024, the Company had outstanding convertible notes totaling $5,287,000 and $5,137,000, respectively. The notes bear interest at 9% per annum, carry a 20% conversion discount, and have a conversion price cap of $30,000,000. Most notes originally matured in 2024 and have been informally extended; all outstanding convertible notes are expected to convert to equity upon closing of a future qualified financing. Accrued interest as of December 31, 2025 was approximately $1,045,037 ($549,096 as of December 31, 2024). Notes Payable. As of December 31, 2025, the Company had short-term bridge notes payable of $186,300. As of December 31, 2024, the Company had notes payable of $39,754 representing equipment financing agreements with First Western Bank for Starlink satellite connectivity hardware, bearing no interest. DJL Financing Arrangement. In December 2025, the Company entered into a sale/leaseback arrangement with Delta Juliet Leaseco, LLC for a fleet of 20 robots, receiving proceeds of $689,500. In connection with this arrangement, the Company issued a warrant for 100,000 shares of common stock at an exercise price of $0.01 per share, expiring December 2035. The warrant was valued at $19,512 and recorded as a debt discount, with a corresponding credit to stockholders' equity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Leases.

Through December 31, 2025, the Company leased its primary facility, a 2,100 square foot office and workshop space in Cheney, Kansas, from the Connie Brauer Trust under a 36-month operating lease classified under ASC 842, with monthly rent of approximately $1,250. As of December 31, 2024, the operating lease right-of-use asset and related lease liability were approximately $13,935 and $14,602, respectively. The lease expired on December 31, 2025, and the Company currently occupies the facility on a month-to-month basis. The Company also has two financing leases for computer equipment with aggregate remaining payments of approximately $35,332 as of December 31, 2025. Manufacturing Commitment. The Company has entered into a manufacturing agreement with Amity Technology, LLC for the production of BOTONY™ agricultural robots. As of December 31, 2025, the Company had prepaid manufacturing deposits of $453,266 applied toward contracted robot production for the 2026 growing season.

Supply Concentration.

The Company currently relies on Amity Technology, LLC as its sole contract manufacturer for BOTONY™ agricultural robots. While the Company believes this manufacturing relationship is stable, the absence of a qualified alternate manufacturer represents a concentration risk that management monitors and is actively evaluating to mitigate.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 31,575,040 shares of our common stock with par value of $0.00001. As of December 31, 2025 the company has currently issued 12,314,944 shares of our common stock.

We have also authorized the issuance of preferred stock, par value $0.00001 per share, across six series. As of December 31, 2025: 4,194,200 shares of Series First Preferred Stock are authorized and outstanding; 5,033,676 shares of Series Seed Preferred Stock are authorized, of which 3,005,471 are issued and outstanding; 925,443 shares of Series Seed-1 Preferred Stock are authorized and outstanding; 428,366 shares of Series Seed-2 Preferred Stock are authorized and outstanding; 1,836,110 shares of Series Seed-3 Preferred Stock are authorized, of which 887,566 are issued and outstanding; and 3,666,930 shares of Series Seed-4 Preferred Stock are authorized, none of which were issued as of December 31, 2025 (see Note 7). As of December 31, 2025, an aggregate of 9,441,046 shares of preferred stock were issued and outstanding.

Warrants

As of December 31, 2025, the Company had outstanding warrants to purchase an aggregate of 1,129,000 shares of capital stock, all at an exercise price of $0.01 per share. These comprise: (i) three warrants issued November 21, 2024 to bridge note investors for 343,000 shares each of Series Seed Preferred Stock (1,029,000 shares in aggregate), each expiring July 15, 2034; and (ii) one warrant issued December 3, 2025 for 100,000 shares of common stock to Delta Juliet Leaseco, LLC in connection with the sale/leaseback financing arrangement described in Note 3, expiring December 3, 2035. The DJL warrant was valued at $19,512 using a Black-Scholes option pricing model. As of December 31, 2024, warrants to purchase 1,029,000 shares of Series Seed Preferred Stock (the three November 2024 warrants) were outstanding.

Dividends

The Company has not declared or paid any cash dividends on its capital stock since inception and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance operations and the expansion of its business.

Stock Options

The Company maintains an equity incentive plan under which stock options are granted to employees, directors, and consultants. As of December 31, 2024, the Company had 1,162,600 stock options outstanding at a weighted average exercise price of $0.17 per share, of which 953,284 were exercisable. The Company did not grant or exercise a material number of options during the year ended December 31, 2025.

Warrants

As of December 31, 2025, the Company had 1,129,000 warrants outstanding, all at an exercise price of $0.01 per share. This consists of 1,029,000 warrants issued during 2024 in connection with bridge financing arrangements, expiring July 15, 2034, and a warrant for 100,000 shares issued in December 2025 in connection with the Delta Juliet Leaseco sale/leaseback financing arrangement, expiring December 2035 (see Note 3).

NOTE 6 – RELATED PARTY TRANSACTIONS

Nandan Kalle, the Company's Chief Executive Officer, has provided bridge loans to fund operations. As of December 31, 2025, notes payable to Mr. Kalle totaled $18,447. There were no related party notes payable outstanding as of December 31, 2024. The Company leases its primary operations facility in Cheney, Kansas from the Connie Brauer Trust on a month-to-month basis. Clint Brauer, co-founder and Chief Innovation Officer of the Company, is a beneficiary of the Connie Brauer Trust. Rent payments under this arrangement totaled approximately $14,333 and $25,516 for the years ended December 31, 2025 and 2024, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 22, 2026, the issuance date of these financial statements. Subsequent to December 31, 2025, the Company completed its Regulation CF crowdfunding offering. The Company issued 2,591,495 shares of Series Seed-4 Preferred Stock at approximately $1.44 per share, raising gross proceeds of approximately $3,743,161. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Nandan Kalle, the Chief Executive Officer (Principal Executive Officer) of Greenfield Robotics Corporation, hereby certify that the financial statements of Greenfield Robotics Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Greenfield Robotics Corporation has not yet filed its federal tax return for 2025. For the prior year (2024), the amounts reported on our tax return were: total income of $64,426; taxable income of ($5,410,359); and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 16, 2026.

_____ (Signature)

Nandan Kalle, Chief Executive Officer
Greenfield Robotics

April 21, 2026